Exhibit 99.1

Skyline Builders Group Holding Limited Announces Pricing of Approximately $6 Million Initial Public Offering

Hong Kong, Jan. 23, 2025 (GLOBE NEWSWIRE) -- Skyline Builders Group Holding Limited (NASDAQ: SKBL) (the “Company”), a civil engineering services provider in Hong Kong, today announced the pricing of its initial public offering (“Offering”) of 1,500,000 Class A ordinary shares at a public offering price of $4.00 per share. The Class A ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on January 23, 2025 under the ticker symbol “SKBL.”

The Company expects to receive aggregate gross proceeds of approximately $6 million from this Offering, before deducting underwriting discounts and other related expenses. Proceeds from the Offering will be used to enhance the Company’s capacities in hiring additional staff, strengthen its market position in the civil engineering industry, acquire machinery to enhance its capacity, enhance the Company’s brand, as well as to fund working capital and for other general corporate purposes.

The Offering is being conducted on a firm commitment basis. Dominari Securities LLC is acting as representative of the underwriters with Revere Securities LLC acting as co-underwriter (collectively, the “Underwriters”) for the Offering. Loeb & Loeb LLP is acting as counsel to the Company, and Sichenzia Ross Ference Carmel LLP is acting as counsel to the Underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (“SEC”) (File Number: 333-282720) and was declared effective by the SEC on December 31, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Dominari Securities LLC, 725 Fifth Avenue, 23rd Floor, New York, NY 10022. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation, or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Skyline Builders Group Holding Limited

Skyline Builders Group Holding Limited operates as an Approved Public Works Contractor undertaking roads and drainage to its customers in Hong Kong. Its construction activities mainly include public civil engineering works, such as road and drainage works, in Hong Kong. It mostly undertakes civil engineering works in the role of subcontractor, while it is also fully qualified to undertake such works in the capacity of main contractor. The Company’s public sector projects mainly involve infrastructure developments while private sector projects mainly involved residential and commercial developments.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Skyline Builders Group Holding Limited
Investor Relations Department
Email: ir@skylinebuilders.cc